Exhibit 2.10.1

Amendment to Nycon Asset Purchase and Consulting Agreements
Dated April 1, 2008 and March 9, 2008

A Seller, Frank Gencarelli, has agreed to revisions to Article 3.1 of the Asset Purchase Agreement between New Nycon, Inc. and Seller as well as the Seller Consulting Agreement in accordance with the following new terms and conditions.

1.	The Purchase Price for Seller’s assets shall be reduced to $600,000 (“Purchase Price”) effective June 1, 2009.

2.	The Rate of Payable shall be reduced to 12.5% of the EBITDA of Buyer effective June 1, 2009.

3.	The Buyer agrees the definition of Seller, Frank Gencarelli, shall include Seller’s heirs for estate planning for the Purchase Price and Rate of Payable effective June 1, 2009.

4.
In accordance with Exhibit A of the Asset Purchase Agreement, and upon completion of this Amendment, Buyer shall make payments and remove or otherwise take control of the original Core Copier and Pitney Bowes machines that are located in the Rhode Island office.

5.
The Consulting Agreement amount to Frank Gencarelli from New Nycon, Inc. shall be reduced from $3,5000 per month to $1,700 per month effective June 1, 2009 and concluding on the original Consulting Agreement date of March 9, 2011, with work continuing as needed and directed by Robert Cruso or Joe Kotrosits.

All other terms and conditions shall remain in full force and effect for both the Asset Purchase Agreement and the Consulting Agreement.

Sellers:	Buyer:

/s/ Frank Gencarelli	/s/ Brent Kopenhaver
Frank Gencarelli	Brent Kopenhaver

Date: 6/8/09	Date: 6/8/09

/s/ Robert Cruso
Robert Cruso

Date: 6/8/09